SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Navistar International Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                    _______63934E108_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________March 30, 2021________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,525,785 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,525,785 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,525,785 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.53%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management, Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,028,066 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,156,466 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,156,466 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.17%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 5,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 255,294 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 255,294 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 255,294 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.26%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 19,800 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 19,800 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 19,800 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 15,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 15,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 15,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 15,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 15,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 15,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 8,850 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 8,850 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 8,850 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 63934E108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Navistar International Corporation, (the “Issuer”), a Delaware corporation with principal offices located at 2701 Navistar Drive, Lisle, Illinois 60532.

Item 2. Identity and Background
              This statement is being filed by various entities which except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts. Mario J. Gabelli (“Mario Gabelli”) is deemed to directly or indirectly control these entities through his ownership interest.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Securities International (Bermuda) Limited (“GSIL”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH.  MGH in turn is controlled by GGCP through an 69% ownership interest.  G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $30,425,856 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $5,629,780 and $17,057,731, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. AC used approximately $342,894 of working capital to purchase the Securities reported by it. GGCP used approximately $352,453 of working capital to purchase the Securities reported by it. MJG Associates use approximately $660,040 of client funds to purchase the Securities reported by it. GCIA used approximately $5,875,666 of client funds to purchase the Securities reported by it.  Mario Gabelli used approximately $88,164 of private funds to purchase the Securities reported by it. Foundation used approximately $419,128 of funds of a private foundation to purchase the Securities reported by it.

Item 4. Purpose of Transaction
                             Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties, with management or with Directors in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the Company Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the Company Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all Reporting Persons exceeds 25% of the total voting position of the Issuer, one or more of the filing persons may transfer voting and/or dispositive power over shares to independent committees of directors or the owners of such shares. Such committees vote and/or consider disposition of such shares independently of the Reporting Persons.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 5,003,195 shares, representing 5.02% of the 99,715,656 shares outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended January 31, 2021. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
GAMCO	3,156,466	3.17%
Gabelli Funds	1,525,785	1.53%
GCIA Mario J. Gabelli MJG Associates Teton Advisors GGCP Foundation AC	255,294 2,000 19,800 5,000 15,000 15,000 8,850	0.26% 0.00% 0.02% 0.01% 0.02% 0.02% 0.01%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 128,400 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisors, GAMCO, GCIA and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GCIA with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7. Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit B in the Initial Schedule 13D of the Reporting Persons with respect to Lincare Holdings Inc.
Exhibit A:	Joint Filing Agreement
Exhibit B:	Powers of Attorney to David M. Goldman and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 1, 2021

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Kevin Handwerker Kieran Caterina	Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro Paul Swirbul Christopher Desmarais
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
David Goldman	Vice President, Corporate Development and General Counsel
Richard Walz	Chief Compliance Officer
Kieran Caterina	Chief Accounting Officer
John Ball	Senior Vice President, Fund Administration

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley John M. Tesoro, CPA
Executive Chairman

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chief Executive Officer and President

President & Executive Chairman – Keeley Teton Advisors, LLC

Retired Partner – KPMG LLP

Officers:
Nicholas F. Galluccio Patrick B. Huvane, CPA, CFA Deanna B. Marotz	See above Chief Financial Officer Chief Compliance Officer

Associated Capital Group, Inc.
Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Retired Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Timothy H. Schott Kenneth D. Masiello Kevin Handwerker David Fitzgerald
Executive Chairman

President and Chief Executive Officer

Executive Vice President and Chief Financial Officer

Chief Accounting Officer

Executive Vice President, General Counsel and Secretary

Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bruce N. Alpert Bernard Frize Joseph Fernandez	Vice President Chief Compliance Officer Controller and Financial and Operations Principal

                               SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-NAVISTAR INTERNATIONAL CORP.

ASSOCIATED CAPITAL GROUP, INC.
3/30/2021	200	43.9950
3/24/2021	300	44.0099
2/8/2021	200	44.0960

GABELLI FUNDS, LLC
GABELLI ABC FUND
3/23/2021	24,000	44.0917
3/9/2021	20,000	44.1000
3/1/2021	25,000	44.0900
2/26/2021	16,397	44.0900
2/24/2021	8,603	44.0900
2/1/2021	13,000	43.9800
GAMCO MERGER ARBITRAGE
3/30/2021	5,068	43.9950
3/29/2021	2,384	44.0100
3/24/2021	5,750	44.0099
3/23/2021	16,697	44.0669
2/26/2021	7,430	44.0657
2/23/2021	5,000	44.1000
2/22/2021	8,001	44.0962
2/18/2021	10,000	44.0899
2/11/2021	4,100	44.0600
2/10/2021	3,667	44.0691
GABELLI CAPITAL ASSET FUND
3/29/2021	6,000	44.0400
2/23/2021	4,500	44.1000
GABELLI ASSET FUND
2/17/2021	-8,000	44.0933
2/12/2021	-5,000	44.0750
2/10/2021	-4,000	44.0735
GABELLI CONVERTIBLE & INCOME SECURITIES FUND
3/29/2021	4,000	44.0400
3/22/2021	3,788	44.1000
3/18/2021	2,212	44.1000
THE GDL FUND
3/22/2021	3,000	44.1000
3/18/2021	2,000	44.1000
3/10/2021	15,000	44.0162
2/26/2021	595	44.0800
2/22/2021	14,405	44.0800
2/17/2021	15,000	44.0916
2/10/2021	5,238	44.0800
2/9/2021	14,562	44.0800
2/8/2021	200	44.0800
2/1/2021	15,000	44.1000
GABELLI DIVIDEND & INCOME TRUST
3/26/2021	-5,000	44.0900
3/19/2021	-8,000	44.1400
2/12/2021	-5,000	44.0510
2/10/2021	-5,000	44.0992
GABELLI GO ANYWHERE TRUST
3/25/2021	10,000	44.0200
3/22/2021	1,100	44.1100
3/19/2021	3,900	44.1100
2/9/2021	4,715	44.0800
2/8/2021	285	44.0800
GABELLI SMALL CAP GROWTH FUND
3/12/2021	-5,000	44.1100
GABELLI VALUE 25 FUND
3/30/2021	10,000	44.0100
3/18/2021	2,000	44.1000
GABELLI VALUE PLUS+ TRUST
3/29/2021	8,300	44.0000
3/26/2021	1,700	44.0000
3/22/2021	10,000	44.1200
2/4/2021	20,000	44.1200
2/1/2021	5,000	44.0300

GGCP, INC.
3/24/2021	8,000	44.0566

GABELLI & COMPANY INVESTMENT ADVISERS, INC.
3/23/2021	1,100	44.1000
2/3/2021	900	44.1200
GABELLI ASSOCIATES FUND
3/30/2021	1,300	43.9950
3/29/2021	800	44.0100
3/24/2021	1,500	44.0099
3/23/2021	600	44.0669
2/26/2021	900	44.0657
2/8/2021	2,300	44.0960
2/5/2021	7,400	44.1070
GABELLI ASSOCIATES FUND II
3/30/2021	400	43.9950
3/29/2021	200	44.0100
3/24/2021	500	44.0099
2/8/2021	700	44.0960
2/5/2021	1,800	44.1070
GABELLI ASSOCIATES LIMITED
3/30/2021	1,600	43.9950
3/29/2021	800	44.0100
3/24/2021	700	44.0099
2/8/2021	3,392	44.0960
2/5/2021	9,747	44.1070
GABELLI ASSOCIATES LIMITED II E
3/30/2021	600	43.9950
3/29/2021	400	44.0100
3/24/2021	100	44.0099
2/8/2021	1,300	44.0960
2/5/2021	3,900	44.1070

GAMCO ASSET MANAGEMENT INC.
3/31/2021	-900	44.0311
3/30/2021	4,000	43.9924
3/30/2021	832	43.9950
3/29/2021	-1,500	44.0200
3/29/2021	416	44.0100
3/29/2021	4,000	44.0200
3/29/2021	2,000	44.0400
3/29/2021	5,000	44.0500
3/26/2021	-826	44.1100
3/26/2021	-2,000	44.0575
3/25/2021	-512	44.1100
3/25/2021	-15,000	44.0222
3/25/2021	-3,000	44.1000
3/25/2021	700	44.0150
3/25/2021	7,300	44.0200
3/25/2021	5,400	44.0231
3/24/2021	-9,000	44.0339
3/24/2021	1,150	44.0099
3/23/2021	-3,500	44.1000
3/23/2021	203	44.0669
3/23/2021	9,841	44.0670
3/23/2021	1,800	44.0900
3/23/2021	14,900	44.0966
3/22/2021	-3,800	44.1148
3/22/2021	2,159	44.0700
3/22/2021	9,004	44.1100
3/19/2021	-4,000	44.1203
3/19/2021	-1,500	44.1400
3/19/2021	3,096	44.1100
3/19/2021	10,000	44.1400
3/18/2021	-1,200	44.1300
3/18/2021	4,200	44.1129
3/18/2021	1,100	44.1300
3/18/2021	26	44.1200
3/17/2021	-108,000	*DO
3/17/2021	-2,100	44.1300
3/17/2021	15,000	44.1100
3/17/2021	4,800	44.1117
3/17/2021	12,000	*DI
3/16/2021	-2,000	*DO
3/16/2021	-900	44.1200
3/16/2021	23	44.1100
3/16/2021	27	44.1189
3/15/2021	2,500	44.1098
3/15/2021	4,000	44.1156
3/12/2021	23,900	44.1066
3/11/2021	-600	44.0825
3/11/2021	18	44.1000
3/11/2021	52	44.0892
3/11/2021	22	*DI
3/10/2021	10,700	44.0813
3/9/2021	-500	44.1500
3/9/2021	6,000	44.1500
3/8/2021	-5,000	44.1500
3/8/2021	5,000	44.1300
3/8/2021	2,800	44.1500
3/5/2021	-5,000	44.1119
3/5/2021	-100	44.1150
3/4/2021	-500	44.1410
3/3/2021	10,000	44.1664
3/3/2021	-800	44.1800
3/3/2021	27	44.1700
3/2/2021	-1,500	44.2400
3/2/2021	-100	44.2700
3/2/2021	6,000	44.1207
3/2/2021	-13	44.2492
3/1/2021	200	44.1275
2/26/2021	-800	44.1200
2/26/2021	432	44.0657
2/26/2021	11,000	44.0800
2/24/2021	1,300	44.1200
2/24/2021	80	44.1496
2/23/2021	-3,000	44.1080
2/23/2021	2,200	44.0900
2/23/2021	56	44.1180
2/23/2021	245	44.1250
2/22/2021	5,000	44.0792
2/22/2021	4,000	44.0800
2/22/2021	29	44.1000
2/22/2021	8	44.1088
2/19/2021	1,700	44.0997
2/18/2021	13,900	44.0935
2/18/2021	2,000	44.0945
2/18/2021	88	44.0881
2/18/2021	109	44.0900
2/18/2021	22	44.0991
2/17/2021	-500	44.0900
2/17/2021	10,600	44.0967
2/17/2021	32	44.1000
2/16/2021	-200	44.1225
2/12/2021	2,000	44.0700
2/11/2021	-125	44.0600
2/11/2021	900	44.0600
2/11/2021	-24	*DO
2/10/2021	-200	44.0600
2/10/2021	-4,000	44.0608
2/10/2021	-100	44.0700
2/10/2021	-14,000	44.0800
2/10/2021	-200	44.0950
2/10/2021	2,629	44.0691
2/10/2021	1,000	44.0700
2/9/2021	1,600	44.0800
2/9/2021	204	44.0850
2/9/2021	19	44.0889
2/9/2021	39	44.0890
2/9/2021	62	44.0900
2/9/2021	50	44.1000
2/9/2021	36	44.0900
2/8/2021	458	44.0960
2/8/2021	2,174	44.1045
2/8/2021	6,156	44.1000
2/5/2021	2,226	44.1000
2/5/2021	998	44.1070
2/5/2021	3,844	44.1000
2/4/2021	-1,540	44.1300
2/4/2021	-32	44.1188
2/4/2021	-4	44.1200
2/3/2021	-8,000	44.1334
2/3/2021	4,000	44.1243
2/3/2021	15,800	44.1270
2/3/2021	1,000	44.1295
2/3/2021	-13,700	*DO
2/2/2021	-200	44.1200
2/2/2021	5,800	44.0414
2/1/2021	-1,900	44.0543
2/1/2021	4,000	44.0200
2/1/2021	600	44.0406
2/1/2021	45	*DI
2/1/2021	-2,800	*DO
2/1/2021	-1,500	*DO

MJG ASSOCIATES, INC.
GABELLI INTERNATIONAL LIMITED
2/10/2021	3,000	44.0800

MARIO J. GABELLI
3/16/2021	1,000	44.1100

MJG ASSOCIATES, INC.
2/8/2021	1,800	44.0800

GABELLI FOUNDATION, INC.
3/17/2021	3,918	44.1000
3/16/2021	1,082	44.1000
3/9/2021	5,600	44.1000
3/8/2021	400	44.1000

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Navistar International Corporation and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this April 1, 2021.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. By:/s/ David Goldman David Goldman Attorney-in-Fact
TETON ADVISORS, INC. GABELLI FUNDS, LLC By: /s/ David Goldman David Goldman General Counsel – Teton Advisors, Inc. & Gabelli Funds, LLC
GAMCO INVESTORS, INC. By:/s/ Kevin Handwerker Kevin Handwerker General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.
G.RESEARCH, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Executive Officer – Associated Capital Group,
       Inc.
     President – GAMCO Asset Management Inc.
     Vice President – Gabelli & Company Investment Advisers, Inc.
     Secretary – G.research, Inc.